UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

75615P 10 3

(CUSIP Number)

Peter Haahr

Novo Holdings A/S

(formerly known as Novo A/S)

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 75615P 10 3

1.	Name of Reporting Person: Novo Holdings A/S (formerly known as Novo A/S)
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 0.0% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 18,596,973 shares of Class A common stock and 7,506,418 shares of Class B common stock outstanding as of August 9, 2017 as reported in the Issuer’s quarterly report (Form 10-Q) filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2017.

This amendment (“Amendment No. 7”) amends the Schedule 13D originally filed with the Commission on June 2, 2016, as subsequently amended by Amendment No. 1 filed on August 5, 2016, Amendment No. 2 filed on December 9, 2016, Amendment No. 3 filed on March 3, 2017, Amendment No. 4 filed on June 15, 2017, Amendment No. 5 filed on June 26, 2017 and Amendment No. 6 filed on August 3, 2017 (collectively, the “Amended Schedule”), to report a decrease in beneficial ownership of common stock of the Issuer held by the Reporting Person resulting from the sale of shares by Reporting Person. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule is amended and replaced in its entirety as follows:

(a) Novo Holdings A/S (“Novo”) no longer holds any shares of Class A common stock or Class B common stock.

Item 5(b) of the Schedule is amended and replaced in its entirety as follows:

(b) Novo is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the shares of common stock beneficially owned by Novo. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard, Lars Rebien Sorensen, Per Wold-Olsen, Jean-Luc Butel and Francis Cuss, may exercise voting and dispositive control over the shares held by Novo only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares held by Novo.

Item 5(c) of the Schedule is supplemented as follows:

(c) On November 3, 2017, Novo sold 4,799 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $30.1491 per share.

On November 6, 2017, Novo converted 1,789,964 shares of the Issuer’s Class B common stock on a one-for-one basis into Class A common stock and sold the 1,789,964 shares of the Issuer’s Class A common stock in the open market through a broker’s transaction at a weighted average price of $27.15 per share.

Item 5(e) of the Schedule is supplemented as follows:

(e) Novo ceased to be a beneficial owner of 5% or more of the Issuer’s common stock on November 6, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017	Novo Holdings A/S

	By:	/s/ Peter Haahr
Peter Haahr
	Its:	Chief Financial Officer